# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RESOURCES CONNECTION, INC., CIK 0001084765
CUSIP: 76122Q105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15950 NORTH DALLAS PARKWAY, SUITE 330, DALLAS, Texas (TX), 75248
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001588273
Persons authorized to receive notices and communications: Jad Fakhry, 330 Primrose Road, Suite 400, Burlingame, California (CA), 94010, (650) 239-9049

## Reporting persons
- Poplar Point Capital Management LLC (CIK 0001588273): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,259,678; sole dispositive power 0; shared dispositive power 2,259,678; aggregate amount beneficially owned 2,259,678 (6.8% of the class)
- Poplar Point Capital Partners LP (CIK 0001588289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,266,457; sole dispositive power 0; shared dispositive power 1,266,457; aggregate amount beneficially owned 1,266,457 (3.8% of the class)
- Poplar Point Capital GP LLC (CIK 0001588288): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,266,457; sole dispositive power 0; shared dispositive power 1,266,457; aggregate amount beneficially owned 1,266,457 (3.8% of the class)
- Jad Fakhry (CIK 0001588217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,259,678; sole dispositive power 0; shared dispositive power 2,259,678; aggregate amount beneficially owned 2,259,678 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: RESOURCES CONNECTION, INC.
Address of issuer's principal executive offices: 15950 NORTH DALLAS PARKWAY, SUITE 330, DALLAS, Texas (TX), 75248

## Item 2. Identity and Background
Name of person filing:
(i) Poplar Point Capital Management LLC ('Poplar Point'), is a Delaware corporation, who serves as the investment adviser to Poplar Point Capital Partners LP;

(ii) Poplar Point Capital Partners LP is a Delaware limited partnership;

(iii) Poplar Point Capital GP LLC is a Delaware corporation;

(iv) Jad Fakhry ("Mr. Fakhry") serves as the Mananger for Poplar Point.

Poplar Point, Poplar Point Capital Partners LP, Poplar Point Capital GP LLC, and Mr. Fakhry are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

330 Primrose Road, Suite 400
Burlingame, CA 94010
Present principal occupation or employment:
The principal business of each Poplar Point, Poplar Point Capital Partners LP, and Poplar Point Capital GP LLC is investing securities.

The principal occupation of Mr. Fakhry is serving as the Manager of Poplar Point.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Poplar Point ('PPCM') is a Delaware corporation.
Poplar Point Capital Partners LP ('PPCP') is a Delaware limited partnership.
Poplar Point Capital GP LLC ('PPCGP') is a Delaware corporation.
Mr. Fakhry is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PPCM directly holds 2,259,678 shares of Common Stock. Consideration for these assets came from working capital of PPCM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Given the Reporting Persons' ownership percentage of the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) PPCM
2,259,678
6.80%

(ii) PPCP
1,266,457
3.80%

(iii) PPCGP
1,266,457
3.80%

(iv) Jad Fakhry
2,259,678
6.80%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) PPCM
Sole Voting Power - 0
Shared Voting Power - 2,259,678
Sole Dispositive Power - 0
Shared Dispositive Power - 2,259,678

(ii) PPCP
Sole Voting Power - 0
Shared Voting Power - 1,266,457
Sole Dispositive Power - 0
Shared Dispositive Power - 1,266,457

(iii) PPCGP
Sole Voting Power - 0
Shared Voting Power - 1,266,457
Sole Dispositive Power - 0
Shared Dispositive Power - 1,266,457

(iv) Jad Fakhry
Sole Voting Power - 0
Shared Voting Power - 2,259,678
Sole Dispositive Power - 0
Shared Dispositive Power - 2,259,678
Transactions in the class effected during the past sixty days:
In the past 60 days, the following transactions were effected by the Reporting Persons, in normal course of business:
Fund:
09/09/2025 - Purchased 7,135 shares at a price of $5.09
09/10/2025 - Purchased 5,031 shares at a price of $5.04
09/12/2025 - Purchased 3,257 shares at a price of $5.09
10/07/2025 - Purchased 6,364 shares at a price of $4.76
10/09/2025 - Purchased 60,000 shares at a price of $4.88
10/10/2025 - Purchased 36,498 shares at a price of $4.51
10/13/2025 - Purchased 25,800 shares at a price of $4.35
10/14/2025 - Purchased 22,800 shares at a price of $4.25
10/20/2025 - Purchased 2,384 shares at a price of $4.32
10/21/2025 - Purchased 1,076 shares at a price of $4.34

SMA:
09/09/2025 - Purchased 5,167 shares at a price of $5.09
09/10/2025 - Purchased 3,643 shares at a price of $5.04
09/12/2025 - Purchased 2,359 shares at a price of $5.09
10/07/2025 - Purchased 4,609 shares at a price of $4.76
10/09/2025 - Purchased 40,000 shares at a price of $4.88
10/10/2025 - Purchased 27,533 shares at a price of $4.51
10/13/2025 - Purchased 34,200 shares at a price of $4.35
10/14/2025 - Purchased 40,000 shares at a price of $4.25
10/20/2025 - Purchased 1,798 shares at a price of $4.32
10/21/2025 - Purchased 812 shares at a price of $4.34
10/21/2025 - Purchased 34,558 shares at a price of $4.41
Other persons with the right to receive dividends or sale proceeds:
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the
Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (10/23/2025)
- Poplar Point Capital Partners LP: /s/ Jad Fakhry, Jad Fakhry, Manager (10/23/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (10/23/2025)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry (10/23/2025)